Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$198,430	$240,214	$192,719	$159,280	$114,072
Add: Fixed charges	138,618	131,281	111,949	91,259	73,308
Less: Undistributed earnings (losses) from equity method investees	(269)	—	—	39	(321)
Total earnings	$337,317	$371,495	$304,668	$250,500	$187,701
Fixed charges:
Interest expense	$50,898	$46,804	$37,784	$35,006	$30,220
Estimate of interest expense within rental expense	87,720	84,477	74,165	56,253	43,088
Total fixed charges	$138,618	$131,281	$111,949	$91,259	$73,308
Ratio of earnings to fixed charges	2.4	2.8	2.7	2.7	2.6